EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the six months ended June 30, 2005

(in millions, except ratio)

Six months ended June 30	2005

Earnings:
Income from continuing operations before taxes on income	$1,109
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity loss	21
Fixed charges	190
Distributed income of less than 50%-owned persons	3
Amortization of capitalized interest	13

Total earnings	$1,336

Fixed Charges:

Interest expense:
Consolidated	$166
Proportionate share of 50%-owned persons	1

$167

Amount representative of the interest factor in rents:
Consolidated	$22
Proportionate share of 50%-owned persons	1

$23

Fixed charges added to earnings	$190

Interest capitalized:
Consolidated	$19
Proportionate share of 50%-owned persons	—

$19

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$209

Ratio of earnings to fixed charges	6.4

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